AGREEMENT, dated as of January 17, 1994, by and between William R. Berkley (the "Holder"), BancFlorida Financial Corporation ("BancFlorida") and First Union Corporation ("First Union").

               WHEREAS, the Holder is the owner of 1,138,000 shares of Cumulative Convertible Preferred Stock of BancFlorida(the "Preferred Shares"), representing all the issued and outstanding shares of such preferred stock;

               WHEREAS, First Union and BancFlorida are prepared to enter into an Agreement and Plan of Mergers (the "Plan") dated as of the date hereof;

               WHEREAS, in order to induce First Union to enter into the Plan, the Holder and BancFlorida have agreed to enter into this Agreement;

               NOW, THEREFORE, in consideration of the premises herein contained and other good and valuable consideration, the parties hereto agree as follows:

               1. The Holder shall vote all the Preferred Shares (and any common shares of BancFlorida into which Preferred Shares have been converted ("Converted Common Shares")) in favor of the Plan and the transactions contemplated thereby at the meeting of stockholders of BancFlorida called for that purpose.

               2. The Holder agrees that it will accept the consideration provided for in the Plan in exchange for the Preferred Shares as provided in Section 2.01 of the Plan.

               3. The Holder agrees that the Plan and Stock Option Agreement dated as of the date hereof between First Union and BancFlorida will not result in any change in the conversion price for the Preferred Shares. BancFlorida and First Union agree that no amendment will be made to the Plan or the Stock Option Agreement referred to below which would result in any change to the conversion price for the Preferred Shares.

               4. Except as set forth below in paragraph 7 of this Agreement, the Holder agrees that it will not sell or transfer any Preferred Shares to any other party unless such party enters into an agreement, satisfactory to First Union, to abide by all the terms of this Agreement as if such party were the Holder. Nothing provided herein shall prevent the Holder from selling any Converted Common Shares, except that Holder agrees that Holder will not sell or transfer any Converted Common Shares to any

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          person or entity who or which has made a proposal to engage in an
          Acquisition Transaction (as defined in the Stock Option Agreement referred to above) or to any person or entity acting in concert with or on behalf of such first person or entity.

               5. During the period that this Agreement is in effect, BancFlorida agrees that it will not exercise any redemption rights it may have with respect to the Preferred Shares.

               6. The parties hereto agree that this Agreement shall terminate and be of no further force and effect if the Plan is terminated in accordance with its terms or if the Board of Directors of BancFlorida withdraws its endorsement of the transactions contemplated by the Plan.

               7. BancFlorida hereby (i) acknowledges and confirms the Holder's demand under the Registration Agreement dated January 13, 1989 between BancFlorida and the Holder, to register the Converted Common Shares, and (ii) agrees to commence all necessary steps to register the same notwithstanding any contrary provisions which may be contained in such Registration Agreement. Notwithstanding the foregoing, it is understood and agreed that Holder has no affirmative obligation to convert the Preferred Shares into Converted Common Shares.

               8. During the period that this Agreement is in effect, BancFlorida agrees to use its best efforts to maintain the required regulatory approvals to pay dividends on the Preferred Shares in accordance with the applicable provisions of BancFlorida's Certificate of Incorporation and First Union agrees to cooperate with BancFlorida in connection with such efforts.
          If BancFlorida is not able to maintain such approval and as a result is not able to pay Holder any of such dividends on the Preferred Shares, First Union agrees to pay such omitted dividends plus interest from the date of arrearage at the Effective Federal Funds Rate to Holder on the effective date of the acquisition of BancFlorida by First Union pursuant to the Plan, in cash, or at the option of First Union, in shares of First Union common stock with a value (on such effective date) equal to the amount of such omitted dividends.

               9.   The Holder represents and warrants:

               (i) the Holder has good title to the Preferred Shares and owns the Preferred Shares free and clear of any rights, claims, encumbrances, liens, interests or restrictions of any nature whatsoever, including, without limitation, any restrictions on the voting of the Preferred Shares or any rights of others to vote, or to participate (including by consultation) in the voting of, the Preferred Shares; and

               (ii) this Agreement has been duly authorized by all

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          necessary action on the part of the Holder and is a valid and legally binding agreement enforceable against the Holder in accordance with its terms, subject to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors' rights and to general equity principles; and

               (iii) the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby by the Holder, does not and will not constitute a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of the Holder or to which the Holder is subject or bound, or require any consent or approval under such law, rule, regulation, judgment, decree, order, governmental permit or license or the consent or approval of any other party to any such agreement, indenture or instrument.

               10. BancFlorida represents and warrants that its representations and warranties in the Plan apply equally to this Agreement.

               11. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original. This Agreement shall become effective when one counterpart has been signed by each party hereto.

               IN WITNESS WHEREOF, the parties have caused this instrument to be executed as of the day and year first above written.

                                             FIRST UNION CORPORATION


                                             By: /s/ Kenneth R. Stancliff
                                             Name: Kenneth R. Stancliff
                                             Title: Senior Vice President


                                             BANCFLORIDA FINANCIAL
                                             CORPORATION

                                             By: /s/ Rudolf P. Guenzel
                                             Name: Rudolf P. Guenzel
                                             Title: President and Chhief
                                                      Executive Officer

                                             /s/ William R. Berkley
                                             William R. Berkley





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